Filed Pursuant to Rule 424(b)(3)
Registration No. 333-90742

Prospectus Supplement to Prospectus dated September 11, 2002

24,809,338 Shares

Casual Male Retail Group, Inc.

Common Stock

This prospectus supplement updates the prospectus dated September 11, 2002, relating to the offer for sale of up to an aggregate of 24,809,338 shares of common stock of Casual Male Retail Group, Inc. by the selling stockholders identified in the prospectus, as supplemented, and this prospectus supplement, and any of their pledgees, donees, transferees or other successors in interest.

We are providing this prospectus supplement to update the table in the prospectus under the caption “Selling Stockholders” to reflect a transfer of an option to purchase 5,000 shares of common stock from Dennis R. Hernreich to Lisa Hernreich. The option was subsequently exercised on October 1, 2010. The amount set forth below is based upon information provided to us by the selling stockholder (or her representative), or on our records, and is accurate to the best of our knowledge. Unless we indicate otherwise, the information in this prospectus supplement is as of October 20, 2010.

Selling Stockholder	Number of shares owned prior to the offering	Number of shares of offered common stock	Number of shares owned subsequent to the offering (1)	Percentage of outstanding shares owned subsequent to the offering
Lisa Hernreich	5,000	5,000	—	—

(1)	Assumes that all shares of common stock offered by the selling stockholder will be sold by the selling stockholder.

This prospectus supplement is not complete without the prospectus dated September 11, 2002, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is October 21, 2010.